Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lighthouse Financial Technologies, Inc
2021 Fillmore St. #132
San Francisco, CA 94115
https://lighthouse.app

Up to $1,234,996.10 in Common Stock at $1.30
Minimum Target Amount: $14,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lighthouse Financial Technologies, Inc
Address: 2021 Fillmore St. #132, San Francisco, CA 94115
State of Incorporation: DE
Date Incorporated: September 11, 2019

Terms:

Equity

Offering Minimum: $14,999.40 | 11,538 shares of Common Stock
Offering Maximum: $1,234,996.10 | 949,997 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $397.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Combo/Avid Investor Perk</u>

Invest $1,000+ within the first 48 hours and receive 2% bonus shares

Invest $10,000+ within the first 48 hours and receive 10% bonus shares

Invest $1,000+ within the first two weeks and receive 1% bonus shares

Invest $10,000+ within the first two weeks and receive 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $500+ and receive 1% bonus shares

Tier 2 Perk — Invest $1000+ and receive 2% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Lighthouse will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Company Overview

Lighthouse Financial Technologies, Inc ("Lighthouse" or the "Company") is a Delaware C-Corporation with two subsidiaries organized under the laws of the state of Texas. These subsidiaries are:

(1) Lighthouse Brokerage, LLC (TX)

(2) Sigma Relocation Group, LLC (TX)

Lighthouse is a rental marketplace founded in 2019 with a vision to transform renting into a pathway to homeownership. Co-founded by Alan Chang and Matt See, the company has raised $5 million in seed funding and achieved notable milestones, including becoming a $6 million revenue company as of 2023 after acquiring UMoveFree, with a 40% gross margin. Lighthouse offers a unique approach to apartment search, providing cash back on rent and, following a recent acquisition of UMoveFree, has expanded its presence with mature company economics and a focus on the Dallas market. The company's strategy involves acquiring renters at a young age, growing their wealth through multiple rentals, and ultimately assisting them in purchasing a home.

Lighthouse specializes in transforming the rental market through its innovative business model. The Company's primary focus is on providing cash-back incentives on lease selections for apartments across 9,000 units in Texas. Targeting a young renter demographic, Lighthouse aims to guide individuals from age 22 through multiple rentals, ultimately facilitating their transition to homeownership. The Company operates through various channels, including syndicating listings and offering personalized assistance through locators, reshaping the traditional rental experience as a pathway to homeownership.

Competitors and Industry

Competitors

Lighthouse operates in the real estate technology sector, competing with various players in the rental marketplace and proptech industries. Competitors include established online real estate platforms, apartment listing services, and proptech startups offering innovative solutions for renters and homebuyers. Companies such as Zillow, Apartments.com, and Rent.com could be considered as part of the broader competitive landscape. Lighthouse differentiates itself through its focus on cash-back incentives and its unique approach to guiding renters toward homeownership, providing a distinctive value proposition in a competitive market.

Industry

The real estate technology industry, including rental marketplaces, has experienced significant growth driven by increased digitization and changing consumer preferences. In 2022, the global real estate tech market was estimated to be in the range of several billion dollars, with projections of steady growth.

Industry growth was fueled by factors such as the increasing use of technology in property searches, the rise of virtual tours, and innovations in the rental process. Established players like Zillow, Apartments.com, and Rent.com, along with emerging proptech startups, contributed to the competitive landscape.

Lighthouse, with its unique approach of providing cash-back incentives and guiding renters toward homeownership, positioned itself as a player offering a distinctive value proposition within the broader real estate technology landscape.

Current Stage and Roadmap

Current Stage

Lighthouse is in a dynamic growth stage, having raised $5 million in seed funding in July 2021 and demonstrating significant achievements. The company's recent acquisition of UMoveFree, a well-established player in the Dallas market, has propelled Lighthouse forward, expanding its scale and bringing mature company economics into the fold.

Future Roadmap

The roadmap outlines strategic initiatives, including a brand refresh, new design and landing pages, marketing automation, and the launch into four new markets. With an emphasis on innovation, AI integration, and continued expansion, Lighthouse Ventures is poised to solidify its position in the rental marketplace and extend its influence in the real estate technology sector.

The Team

Officers and Directors

Name: Matthew James See

Matthew James See's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder
  Dates of Service: September, 2019 - Present
  Responsibilities: Co-founder and CEO. Salary: 36K

Name: Alan Chang

Alan Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder & Director
  Dates of Service: September, 2019 - Present
  Responsibilities: Co-founder, responsible for sales and business development. Salary: 36K

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Industry Challenges: Compensation Uncertainty from Apartment Communities
There's a risk that apartment communities may cease or reduce payments to apartment locators and similar companies for placement services. Changes in industry practices, economic downturns, or shifts in property management strategies could impact revenue streams.

Industry Challenges: Counterparty Risks for Apartment Communities and Property Managers
Apartment communities and property managers may face counterparty risks linked to their financial stability. Economic downturns, unexpected financial challenges, or disruptions in property management operations could impact their ability

to honor contractual agreements.

Unit Economics and Profitability:
The unit economics of the business may not lead to profitability, especially if challenges in scaling the business are encountered. Factors such as high customer acquisition costs, inadequate pricing models, or operational inefficiencies could hinder the path to sustainable profitability.

Intense Competition:
The business operates in a highly competitive environment with numerous players. The presence of many competitors could lead to challenges in market share acquisition, pricing pressures, and the need for significant marketing investments to stand out in a crowded marketplace.

Contractual Disputes:
Potential litigation risks could arise from contractual disputes with apartment communities or property managers. Disagreements over service levels, payment terms, or other contractual obligations might result in legal actions that could impact the company's financial resources and reputation.

Intellectual Property Disputes:
In a competitive landscape, there's a risk of intellectual property disputes. Claims of infringement or challenges to the company's intellectual property could result in legal battles, potentially affecting operations and financial stability.

Regulatory Compliance:
Failure to comply with industry regulations or changes in regulatory frameworks may lead to legal issues. Non-compliance could result in fines, legal actions, or a need for substantial adjustments to business practices.

Data Security and Privacy Concerns:
The business may face litigation risks related to data breaches or privacy concerns. Mishandling customer data could lead to legal actions, regulatory penalties, and damage to the company's reputation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matt See	5,019,776	Common Stock	29.048%
Alan Chang	5,116,367	Common Stock	28.5%

The Company's Securities

The Company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Convertible Note, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 949,997 of Common Stock.

Common Stock

The amount of security authorized is 19,996,424 with a total of 11,863,170 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,174,166 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 466,864 shares issued and outstanding pursuant to stock options.

Series Seed 1 Preferred Stock

The amount of security authorized is 1,921,108 with a total of 1,921,108 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an asconverted to Common Stock basis, notwithstanding Section 242(b)(2) of the General Corporation Law.

Material Rights

Section 1: Dividends

1.1 Entitlement to Dividends

The holders of Preferred Stock shall receive dividends at a rate of 6% of the Original Issue Price. This takes precedence over other dividends, excluding dividends on Common Stock payable in shares. The right to dividends is non-cumulative, and no accrual occurs if dividends on Preferred Stock are not declared. Additionally, the declaration of dividends on other classes is subject to meeting Preferred Stock requirements.

1.2 Calculation of Dividends

The calculation of dividends is based on dividends on Common Stock or convertible classes. The "Original Issue Price" is defined, subject to adjustments for stock-related events.

Section 2: Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales

2.1 Preferential Payments to Holders of Preferred Stock

In the event of liquidation, dissolution, or a Deemed Liquidation Event, Preferred Stock holders are entitled to payment. The Preferred Liquidation Amount is calculated, and pro-rata sharing occurs if assets are insufficient.

2.2 Payments to Holders of Common Stock

After paying Preferred Liquidation Amounts, remaining assets are distributed among Common Stock holders on a pro-rata basis.

2.3 Deemed Liquidation Events

2.3.1 Definition

A Deemed Liquidation Event is defined, encompassing mergers, consolidations, or certain asset sales, subject to the Requisite Holders' election.

2.3.2 Effecting a Deemed Liquidation Event

Conditions for effecting a Deemed Liquidation Event are outlined, including the redemption process for Preferred Stock and the use of Available Proceeds.

2.3.3 Amount Deemed Paid or Distributed

The amount deemed paid or distributed to stockholders upon a Deemed Liquidation Event is determined by the cash, value of property, rights, or securities, as decided in good faith by the Board of Directors.

Section 3: Voting

3.1 General

Preferred Stock holders have voting rights equal to the number of whole shares of Common Stock into which their shares are convertible. Voting is unified with Common Stock on an as-converted to Common Stock basis, with certain exceptions defined by law or other provisions.

Series Seed 2 Preferred Stock

The amount of security authorized is 3,829,058 with a total of 3,829,058 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an asconverted to Common Stock basis, notwithstanding Section 242(b)(2) of the General Corporation Law.

Material Rights

Section 1: Dividends

1.1 Entitlement to Dividends

The holders of Preferred Stock shall receive dividends at a rate of 6% of the Original Issue Price. This takes precedence over other dividends, excluding dividends on Common Stock payable in shares. The right to dividends is non-cumulative, and no accrual occurs if dividends on Preferred Stock are not declared. Additionally, the declaration of dividends on other classes is subject to meeting Preferred Stock requirements.

1.2 Calculation of Dividends

The calculation of dividends is based on dividends on Common Stock or convertible classes. The "Original Issue Price" is defined, subject to adjustments for stock-related events.

Section 2: Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales

2.1 Preferential Payments to Holders of Preferred Stock

In the event of liquidation, dissolution, or a Deemed Liquidation Event, Preferred Stock holders are entitled to payment. The Preferred Liquidation Amount is calculated, and pro-rata sharing occurs if assets are insufficient.

2.2 Payments to Holders of Common Stock

After paying Preferred Liquidation Amounts, remaining assets are distributed among Common Stock holders on a pro-rata basis.

2.3 Deemed Liquidation Events

2.3.1 Definition

A Deemed Liquidation Event is defined, encompassing mergers, consolidations, or certain asset sales, subject to the Requisite Holders' election.

2.3.2 Effecting a Deemed Liquidation Event

Conditions for effecting a Deemed Liquidation Event are outlined, including the redemption process for Preferred Stock and the use of Available Proceeds.

2.3.3 Amount Deemed Paid or Distributed

The amount deemed paid or distributed to stockholders upon a Deemed Liquidation Event is determined by the cash, value of property, rights, or securities, as decided in good faith by the Board of Directors.

Section 3: Voting

3.1 General

Preferred Stock holders have voting rights equal to the number of whole shares of Common Stock into which their shares are convertible. Voting is unified with Common Stock on an as-converted to Common Stock basis, with certain exceptions defined by law or other provisions.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $23,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFEs

The security will convert into Common stock and the terms of the SAFEs are outlined below:

Amount outstanding: $3,140,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $30,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFEs.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,999,983.94
  Number of Securities Sold: 3,829,058
  Use of proceeds: R&D, Market Expansion, Operations
  Date: August 31, 2021
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,010,000.00
  Use of proceeds: StartUp Funds
  Date: August 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $2,130,000.00
  Use of proceeds: Working Capital
  Date: August 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $183,130 compared to $213,846 in fiscal year 2022. The increase in revenue from 2021 to 2022 can be attributed to increased marketing & promotional activities & the planned acquisition of Sigma Relocation (UMoveFree) in January 2023. This strategic move expanded Lighthouse's market presence and service offerings, leading to a rise in generated revenue.

Cost of Sales

Cost of Sales for fiscal year 2021 was $86,951 compared to $105,699 in fiscal year 2022. The decrease in Cost of Sales in 2022 can be attributed to various factors, including potential operational efficiencies achieved through the acquisition of Sigma Relocation, changes in marketing strategies, or alterations in the cost structure of services provided.

Gross Margins

Gross margins for fiscal year 2021 were $96,179 compared to $108,147 in fiscal year 2022. The increase in gross margins is primarily a result of the higher revenue and the corresponding decrease in the Cost of Sales, reflecting improved profitability and operational effectiveness following the acquisition.

Expenses

Expenses for fiscal year 2021 were $1,433,665 compared to $3,608,979 in fiscal year 2022. The notable increase in expenses in 2022 may be attributed to various factors, including the costs associated with research and development for Lighthouse's core operations, potential expansion efforts, or increased marketing and promotional activities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating phase. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because the recent acquisition of Sigma Relocation (UMoveFree) has significantly expanded our market presence and service offerings, resulting in increased revenue streams. The integration of Sigma Relocation aligns with our strategic vision for growth, and we anticipate continued positive cash flows as we leverage synergies and capture a larger share of the market.

Past cash was primarily generated through revenue from services, specifically success fees for new leases, and commissions earned through facilitating apartment leases. The acquisition of Sigma Relocation has further diversified our revenue sources, including the provision of a free move to renters, contributing to a more robust and resilient income stream.

Our goal is to continue enhancing our market position and increasing operational efficiency through the successful integration of acquired entities. We aim to further innovate our services, capitalize on emerging opportunities in the real estate sector, and drive sustained revenue growth.

Given the strategic acquisition and the synergy benefits it brings, we believe the Company's historical cash flows are reflective of the positive trajectory anticipated for the future. The increased scale and expanded service portfolio position us well for continued revenue generation and improved cash flows in the evolving real estate market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's current capital resources include $209,000 in cash on hand, $2.1 million in accounts receivable with significant expected collections, a $300,000 available MCA note, and an anticipated $500,000 through pending approval of existing lines of credit from Frost Bank. The founder also has the capacity to backstop beyond these amounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from the crowdfunding campaign are crucial to avoid immediate cuts to the PDE team and enable continued investments in the business, despite current losses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The campaign funds, totaling $1,235,000, are deemed necessary to maintain ongoing operations and avoid significant alterations to the business's DNA. The company projects near-profitability by March 2024.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding goal of $15,000 is reached, the company's ability to continue is uncertain. January could be made profitable, but additional debt may be required, accompanied by at least $60,000 in expense cuts.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal, the company anticipates ongoing survival, without plans for more PDE hires. An expected increase in monthly spending of $10,000 to $15,000 on marketing channels, such as a social media manager, is foreseen.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While no specific details are provided, if there is interest in this round beyond the initial $1.235 million, the company expresses interest in exploring that opportunity for additional future capital.

Indebtedness

- Creditor: SAFES I - III
  Amount Owed: $1,010,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: SAFE 2023
  Amount Owed: $2,130,000.00
  Interest Rate: 0.0%

- Creditor: SAFE
  Amount Owed: $1,000,000.00
  Interest Rate: 0.0%

- Creditor: SBA
  Amount Owed: $499,900.00
  Interest Rate: 3.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,897,336.80

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including the following:

Previous Sale of Securities

We have determined the valuation to be the same as our last priced equity fundraise, and as the same valuation of our latest SAFE note, approximately $23m. The equity fundraising featured sophisticated investors, such as DCM Ventures, Oceans Ventures, Graph Ventures, Next Coast Ventures, Adapt Ventures, JAM Fund, and Gaingels, as well as many prominent angels. We believe because of this history that we have institutional backing supporting our valuation and opportunity. DCM Ventures recently invested $1m into a SAFE note at this valuation (Aug 2023).

Comparison vs. The Giant

Our biggest competitor is Apartments.com, owned by Costar Group. Costar is a publicly traded company worth $35b and multifamily leasing revenue is nearly $1b revenue annually, 40% of the business. Understandably, Lighthouse and its subsidiary UMoveFree, are not at this stage. However, we highlight this company to show the industry landscape. We have reason to believe that the multifamily leasing segment's EBIT margin is the same or better than its other segments. Thus multifamily leasing may attribute $15b+ of value to CSGP, or 15x sales.

Should Lighthouse grow in the future we will see margin expansion and improvement on our sales as well. We are currently at 39% gross margin as of 2023 and we believe based on publicly available information that Costar is probably at around 80% for their leasing unit. We understand that Lighthouse still has a lot of work to do to get to a place like Costar, however, our goal is to emulate this path.

UMoveFree Acquisition

2023 was a big year for our business because it included the acquisition of UMoveFree / Sigma Relocation Group. UMoveFree will represent $6m of our $6.6m revenue in 2023. We think the UMF deal will be very accretive. We bought a company that had been falling 3 straight years, and turned it around within months. We expect the turnaround to continue into 2024. We expect UMoveFree to be the majority of Lighthouse revenue for a long time. UMoveFree has scaleable systems and our R&D efforts here are magnified given their traffic, customer base, and sales agent team. In September, we made a conscious choice to move the majority of the R&D exclusively to UMoveFree, so we can execute high-leverage projects.

Evidence of Market Size

Costar also reports that multifamily leasing is an $8-10b revenue opportunity. The industry is still fragmented, and we believe that there is an opportunity to grow share and take advantage of secular trends driving digital adoption of apartment leasing. The multifamily segment for Costar has grown 18% per annum over the last 5 years. (Costar Q3 presentation).

Public Comps

For the marketplace sector, Public Comps shows that marketplaces trade at 2.1x EV/NTM Sales. With an est. $10m of sales next year, we will trade at 2.3x, which is a slight premium. We believe this premium may make sense given our much smaller scale and room to continue venture scale growth. Our est. the growth rate of 40%+ is higher than the sector average at 14%. Please note this includes forward-looking information and refer to our disclaimer below. Achieving this growth will cost the company. To achieve this growth, we anticipate spending $900k in performance marketing, and an additional $1.7m on agent expenses. We anticipate paying $350k more in cash back, moving expenses, or rebates. We don't anticipate major cost increases in personnel from 2023, as we believe that we have the team needed, and we recently made cuts that will more than offset increased spend on marketers.

Sources:

https://s22.q4cdn.com/578731016/files/doc_financials/2023/q3/Investor-Presentation_Q3_2023_FINAL.pdf

https://www.publiccomps.com/tickers?items=Marketplace

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,800,000 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Forward-Looking Information Legend

Use of Proceeds

If we raise the Target Offering Amount of $14,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,996.10, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  60.0%
  We plan to use 60% of the funds raised as working capital for the company. Our A/R balance has grown $600k+ ytd through a period of growth. We would like to open up Lighthouse and UMoveFree to a new audience. We have a large reliance on both organic and paid search. We would also like to launch Atlanta, Chicago, and Denver in 2024.

- Research & Development
  20.0%
  We plan to use 20% of the funds raised for research & development. We employ a large team for software engineering, product, and design of 13 folks. We'd like to keep this team to continue investing in a world-class product and customer experience. We are very cost-effective here- we work with some talented folks part-time and also have a great line up of overseas talent to stretch our dollar further.

- Marketing
  14.5%
  We plan to use 10% of the funds raised for marketing. We would like to invest in new channels to grow our lead count. We are looking to invest in marketing assets and paid advertisements when we expect to make $5 for each $1 investment. As for personnel, we are looking to add $10-15k/mo in expenses here. We are launching marketing campaigns with properties to boost their performance on our site. With success, we'd generate a layer of higher-quality saas-like revenue and provide better service to our top apartment customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30

(120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lighthouse.app (https://lighthouse.app/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lighthouse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lighthouse Financial Technologies, Inc

[See attached]

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

| CONSOLIDATED FINANCIAL STATEMENTS: | |

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Lighthouse Financial Technologies, Inc.
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Lighthouse Financial Technologies, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 13, 2023
Los Angeles, California

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,225,325	$	823,765
Acccounts Receivable, net		98,928		48,904
Inventory		-		4,198
Prepaids and Other Current Assets		281,543		4,556,304
Total Current Assets		1,605,795		5,433,171
Property and Equipment, net		12,328		8,604
Total Assets	$	1,618,123	$	5,441,775
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	48,068	$	159,401
Credit Cards		63,281		79,367
Other Current Liabilities		89,464		95,215
Total Current Liabilities		200,812		333,982
Simple Agreement for Future Equity (SAFEs)		1,094,167		1,094,167
Total Liabilities		1,294,979		1,428,149
STOCKHOLDERS EQUITY				
Common Stock		102		102
Series Seed 1 Preferred Stock		19		19
Series Seed 2 Preferred Stock		38		38
Additional Paid in Capital		5,803,813		5,787,259
Retained Earnings/(Accumulated Deficit)		(5,480,829)		(1,773,791)
Total Stockholders' Equity		323,144		4,013,626
Total Liabilities and Stockholders' Equity	$	1,618,123	$	5,441,775

See accompanying notes to financial statements.

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	213,846	$	183,130
Cost of Goods Sold		105,699		86,951
Gross profit		108,147		96,179
Operating expenses				
General and Administrative		3,475,222		1,382,960
Sales and Marketing		133,757		50,705
Total operating expenses		3,608,979		1,433,665
Operating Income/(Loss)		(3,500,832)		(1,337,486)
Interest Expense		-		585
Other Loss/(Income)		206,205		30,974
Income/(Loss) before provision for income taxes		(3,707,037)		(1,369,045)
Provision/(Benefit) for income taxes		-		821
Net Income/(Net Loss)	$	**(3,707,037)**	$	**(1,369,866)**

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

- 4 -

(in , $US)	Common Stock		Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	10,022,044	$ 100		$ -		$ -	$ 2,679	$ (403,926)	$ (401,147)
Issuance of Stock	140,306	$ 1	1,921,108	$ 19	3,829,058	$ 38	$ 5,774,826		5,774,885
Share-Based Compensation							9,754		9,754
Net income/(loss)								(1,369,866)	(1,369,866)
Balance—December 31, 2021	10,162,350	102	1,921,108	19	3,829,058	38	5,787,259	$ (1,773,791)	$ 4,013,626
Issuance of Stock	42,177	0	-	-	-	-	2,740		2,741
Share-Based Compensation							13,815		13,815
Net income/(loss)								(3,707,037)	(3,707,037)
Balance—December 31, 2022	10,204,527	$ 102	1,921,108	$ 19	3,829,058	$ 38	$ 5,803,813	$ (5,480,829)	$ 323,144

See accompanying notes to financial statements.

LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,707,037)	$	(1,369,866)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,157		585
Share-based Compensation		13,815		9,754
Adjustment Fair Value of SAFEs				84,167
Changes in operating assets and liabilities:				
Acccounts receivable, net		(50,023)		(17,495)
Inventory		4,198		66
Prepaids and Other Current Assets		4,274,761		(4,415,107)
Accounts Payable		(111,333)		158,052
Credit Cards		(16,086)		56,137
Other Current Liabilities		(5,751)		49,559
Net cash provided/(used) by operating activities		**408,699**		**(5,444,149)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(9,881)		(9,190)
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**(9,881)**		**(9,190)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,741		4,938,621
Borrowing on SAFEs		-		1,010,000
Net cash provided/(used) by financing activities		**2,741**		**5,948,621**
Change in Cash		401,559		495,283
Cash—beginning of year		823,765		328,482
Cash—end of year	$	**1,225,325**	$	**823,765**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	585
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lighthouse Financial Technologies, Inc. was incorporated on September 11, 2019 in the state of Delaware. The company has a wholly-owned subsidiary Lighthouse Brokerage, LLC, which was formed on March 30, 2021 in the state of Texas. The consolidated financial statements of Lighthouse Financial Technologies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Lighthouse is an apartment locating company based in Dallas, Texas. We help renters find new apartment communities to live in. Apartments pay us a success fee for new leases that we generate, often 1 mo of rent. Lighthouse is pioneering the idea of cash back on rent, so we offer a kickback to renters when they are sign a lease, move in, and we earn a commission. In Jan, we acquired a major competitor, Sigma Relocation (UMoveFree), which provides a similar service to apartments. UMoveFree offers a free move to renters with their leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $602,339 and $351,260, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Lighthouse Financial Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the success fee charged for new leases generated.

Cost of sales

Costs of goods sold include the cost of service, commission expense, agent fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $133,757 and $50,705, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	-	4,198
Total Inventory	**$ -**	**$ 4,198**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expense	$ 92,598	$ 137,628
Crypto currencies		4,054,633
Interactive Brokers Investment Account	178,851	364,043
Other Receivable	10,093	-
Total Prepaids and Other Current Assets	**$ 281,543**	**$ 4,556,304**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Employee Benefits Liability	$ 5,414	$ -
Accrued Expense	77,901	73,588
Deferred Renter Payable	4,234	17,151
Deferred Payroll Taxes	-	4,475
Other current liabilities	1,914	-
Total Other Current Liabilities	**$ 89,464**	**$ 95,215**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Computer Equipment	$	19,070	$	9,190
Property and Equipment, at Cost		**19,070**		**9,190**
Accumulated depreciation		(6,742)		(585)
Property and Equipment, Net	$	**12,328**	$	**8,604**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $6,157 and $585, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,500,000 shares of common stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 10,204,527 and 10,162,350 shares were issued and outstanding, respectively.

Series Seed 1 Preferred Stock

The Company is authorized to issue 1,921,108 shares of Series Seed 1 Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 1,921,108 shares were issued and outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 3,829,058 shares of Series Seed 2 Preferred Stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 3,829,058 shares were issued and outstanding.

7.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,841,126 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	164,140	$	0.07	-
Granted	266,841			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	430,981	$	0.07	10.09
Exercisable Options at December 31, 2021	107,745	$	0.07	10.09
Granted	389,730	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	820,711	$	0.07	9.09
Exercisable Options at December 31, 2022	312,923	$	0.07	9.09

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $13,815 and $9,754, respectively.

8.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

						As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount		2022	2021
Safes I - III	$ 1,010,000	Fiscal Year 2022	$ 30,000,000	n/a	$	1,010,000	$ 1,010,000
Adjustment to Fair Value					$	84,167	$ 84,167
Total SAFE(s)	**$ 1,010,000**				**$**	**1,094,167**	**$ 1,094,167**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(872,174)	$	(371,370)
Valuation Allowance		872,174		371,370
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,349,711)	$	(477,537)
Valuation Allowance		1,349,711		477,537
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,523,160, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,523,160. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through December 13, 2023 the date the consolidated financial statements were available to be issued.

During 2023, the Company issued Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $2,130,000. The valuation CAP is set to $30,000,000.

In the year 2023, the aforementioned company successfully completed the acquisition, thereby attaining complete ownership, totaling 100%, of Sigma Realty Group, LLC.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,500,832, and liquid assets in cash of $1,225,325, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Lighthouse is a rental marketplace currently servicing four major metros in Texas. With a focus on providing cashback on rent, we've grown to become a $6.6 million revenue ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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REASONS TO INVEST



- Lighthouse pioneers a unique cash back system, empowering renters to save for homeownership in a $2.5 trillion market, offering unparalleled financial benefits.
- By acquiring UMoveFree in Jan 2023, Lighthouse reached scale faster than anticipated and had 10% YoY growth as a combined business from a larger base.
- Founders Matt See (former investor at Dodge & Cox) and Alan Chang (former executive at Airbnb and co-founder of Chickenow), form a dynamic leadership team propelling Lighthouse into uncharted territories in the rental and real estate space.





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RAISED ⓘ	INVESTORS
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MIN INVEST ⓘ	**VALUATION**
$397.80	$22.9M

THE PITCH

Helping Renters Build Wealth and Dreams

Lighthouse, a Dallas-based disruptor founded in 2019, is reshaping the apartment rental landscape. We're a listing marketplace made by dream architects offering cash back incentives, expert guidance for confident searches, and enticing rewards for renters in every stage of their journey. We promote properties on our site and social media to a large audience of apartment seekers. **The win-win-win is created by our innovative business model: we help apartments fill vacancies on a success basis (aka commissions) and share what we earn with renters.**



LIGHT HOUSE
Unlock the path to homeownership
Lighthouse is a rental marketplace with a focus on



providing **cash back on rent.**
We've grown to become a **$7 million** revenue company with the ambition to extend our services nationwide.

Our mission goes beyond rentals— we're propelling renters towards homeownership, financial empowerment, and a brighter, wealthier future.

In a strategic move, we acquired UMoveFree, a tech-forward company that was one of the original apartment locators in Texas. We feel this acquisition has pushed us forward towards our vision of helping renters become homeowners at scale.

THE OPPORTUNITY

Forward is Our Favorite Direction

In a changing real estate landscape where homeownership continues to decline and home sales are down by 40% (Source), we believe our approach strategically addresses the "societal woe" of perpetual renting. Our business model is a blend of tech innovation and white-glove service, a unique combination within the industry. As a rental marketplace, we target the 37% of Americans who rent (Source), leveraging cash back incentives and expert assistance (apartment locators) to keep them engaged with our platform, and to support them on their journey to saving for a home.



The Opportunity

Homeownership continues to **decline** and home sales are down by **40%**

Societal shift towards renting —it's cheaper to rent than to buy ever in history

We acquire young renters starting at around age 22, guiding them through multiple leases with cash back incentives of up to $1,000. Our ultimate goal is to guide them from renting to owning. Apartments syndicate listings, reaching potential tenants through various channels, with revenue tied to success and occupancy. Our revenue streams flow from filling their vacant units. With a roadmap embracing technology integration, market expansion, and proptech innovation, we believe Lighthouse is offering a brighter, wealthier future for renters.



Meet **LIGHT** 🔑 **HOUSE**

Get up to $1,000 back.
No catch. Just cash back to help you move forward.

 **Find the perfect place**

 **Apply and sign the lease**

 **Move in and get cash back**

THE MARKET & OUR TRACTION

Illuminating A New Path for Multifamily Renters

Lighthouse operates in the rental and real estate market, focusing on the roughly 117 million renters in the U.S. (Source) amidst a declining homeownership trend. With the acquisition of UMoveFree contributing 90% of its revenue, Lighthouse has established a presence in the $9 billion multi-family leasing market. Achieving $6.6 million *(*This is preliminary financial data from 2023 combined between Lighthouse and its subsidiaries. Lighthouse acquired UMoveFree in January of 2023)* in revenue in 2023, Lighthouse navigates the $9 billion multi-family leasing market (Source), a growing industry that hasn't seen much innovation in decades.



110M
Renters in the U.S.
$9B
Multi-family leasing market

Lighthouse currently operates in multiple Texas markets (DFW, Austin, Houston, San Antonio) with plans to soon expand into new states like Chicago, Denver, Atlanta, Nashville, and Orlando. The company's financial journey includes raising $836k preseed, a $5 million seed, and a $4 million+ investment to acquire UMoveFree as part of a cash/equity deal. Its investors include top VCs like DCM, Graph, Oceans, Next Coast, and dozens of others. With a network of 1.1 million Facebook group members, SEO growth of 800 clicks a day as of September of 2023, 15,000 monthly active sign-ups, and 200,000 monthly visitors, Lighthouse is making significant steps forward in our growth journey.

In January 2023, we acquired
UMoveFree
the "StreetEasy" of Dallas
You don't pay a dime.
This is our magic.
We have more apartment listings than anyone else.
Brings Lighthouse to scale
Horizontal expansion runway
Beloved brand, experience
Mature company economics
Operational value-add
World class team

The leadership, led by Matt See, Co-founder, and CEO, and Alan Chang, Co-founder, brings a wealth of experience, with Matt leading marketing, growth, finance, product, and design, and Alan steering operations and business development with almost a decade of experience at Airbnb under his belt.

Alan Chang
Co-Founder
& Director
#1 hire for Airbnb Asia
Founded Chickenow
(50 store QSR)
Leads operations,
business development
Matt See
Co-Founder,
CEO
Investor, Dodge & Cox,
B.S in Econ
Leads marketing growth,
finance, product, design

WHY INVEST

A Beacon of Hope for Aspiring Homeowners


4.9
Trustpilot
284 Reviews

**These ratings may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Lighthouse has been quietly revolutionizing apartment search since 2019. With a mission rooted in innovation and progress, our focus is on aiding renters in their journey toward homeownership and financial stability. The recent integration of UMoveFree's operations-forward approach has set us on a thoughtful course to accomplish this– at scale. With a team with deep ties in the housing and rental industry, we're now exploring new markets and gearing up for the next phase of growth, equipped with integrated teams and advanced technology.


LIGHT HOUSE
Join Us
in propelling renters towards homeownership, financial empowerment, and a brighter, wealthier future.

We're currently seeking growth marketing capital to propel our vision further and make homeownership more than a dream, but a tangible reality.

Let's create a future where renting isn't just a stepping stone, but a path to a brighter, wealthier tomorrow. Invest in Lighthouse today!

ABOUT

HEADQUARTERS
2021 Fillmore St. #132
San Francisco, CA 94115

WEBSITE
View Site

Lighthouse is a rental marketplace currently servicing four major metros in Texas. With a focus on providing cashback on rent, we've grown to become a $6.6 million revenue company as of 2023 after acquiring UMoveFree, with the ambition to extend our services nationwide, and tackle the affordable housing challenge head-on.

TEAM





Matt See
CEO, Co-Founder

Matt is an investor turned operator. Prior to Lighthouse, Matt was an associate at Dodge & Cox, a long-only fund based in San Francisco. Matt received his B.S. of Economics degree from the Wharton School at the University of Pennsylvania. Matt splits his time between Dallas & San Francisco.



Alan Chang
Co-Founder & Director

Previously, I was the first employee for Airbnb Asia, where I led market expansion in the region and was responsible for managing Airbnb's business in Northeast Asia. Afterward, I relocated to San Francisco to help launch Experiences, where I was responsible for local operations, international expansion, and the incubation of new experience categories. I closed my career at Airbnb as an early member of the Airbnb Social Impact team, where I led host operations for Open Homes - a program that provides free housing to people in need.

Before Airbnb, I co-founded Chickenow, a national quick-service restaurant chain, and was responsible for real estate and operations. In four years, I helped grow the business from 0 to 50 stores.

I earned a BBA in Finance and Accounting from the University of Miami.



TERMS
Lighthouse

Overview

PRICE PER SHARE
$1.30

VALUATION
$22.9M

DEADLINE ⓘ
Jan. 3, 2024 at 1:21 AM PST

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$397.80

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,996.10

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
11,538

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
949,997

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a Equity Offering?

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the

Securities Exchange Act of 1934 covering the Common Stock.

Combo/Avid Investor Perk

Invest $1,000+ within the first 48 hours and receive 2% bonus shares

Invest $10,000+ within the first 48 hours and receive 10% bonus shares

Invest $1,000+ within the first two weeks and receive 1% bonus shares

Invest $10,000+ within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 1% bonus shares

Tier 2 Perk — Invest $1000+ and receive 2% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lighthouse will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

PRESS



Upwork
How Independent Talent Helps Lighthouse Share the Wealth With Renters

View Article



Open Scout
What People Are Building!

View Article



Stytch
Lighthouse

View Article



Heymarket
Lighthouse Uses Heymarket to Deepen Lead Connections and Close Deals

View Article



Consumer VC Club

Matt See, Co-Founder and CEO, Lighthouse

[View Article]

[Show More Press]

ALL UPDATES

[Show More Updates]

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lighthouse.

JOIN THE DISCUSSION

AA

What's on your mind?

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[Post]

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us   Let's Work Together   Need Help

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

So when did the light turn on? The idea of lighthouse was rooted in my parents'journey as immigrants coming to America, my parents moved around looking for a place to call home, a place to settle down.

There clearly is a housing crisis that our country is facing, and lighthouse is born out of that housing crisis.

I want to make it simple. Everybody deserves an affordable place to call home.

Finding a place to call home is not easy. Sometimes you need someone to help guide you there. That's why we're here.

For me, it's all about knowing what the customer wants and really listening to them. Because once you hear what they need, it's much easier to guide each customer through their search, the tour, and then finally the approval process. And I just love when we get to that point because you can hear the excitement in their voices when they're finally approved and they know that they're moving into their new apartment.=

I love that our manchester is to always leave our customers pleasantly surprised. From the ease of the search app to earning cash back, we're always finding creative ways for people to reward themselves.

Lighthouse is talking to best in class owner operators to bring their living spaces to our customers. Lighthouse is reimagining the rental process. I take pride in helping people find a home during the housing shortage by making the customer experience as easy as possible, no matter what their circumstances are.

Lighthouse as a concept, it's all about helping renters build savings towards a life milestone like homeownership. I really want everyone to have that path towards homeownership. It's a right, actually, at least for me, at least for my team. And that's why we built Lighthouse.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "LIGHTHOUSE FINANCIAL

TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF

AUGUST, A.D. 2021, AT 10:31 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



7589054 8100
SR# 20212957555

Authentication: 203903516
Date: 08-12-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:31 AM 08/12/2021
FILED 10:31 AM 08/12/2021
SR 20212957555 - File Number 7589054

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LIGHTHOUSE FINANCIAL TECHNOLOGIES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Lighthouse Financial Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Lighthouse Financial Technologies, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law September 11, 2019.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Lighthouse Financial Technologies, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,500,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 5,750,166 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,921,108 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 1 Preferred Stock**" and 3,829,058 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed 1 Preferred Stock and the Series Seed 2 Preferred Stock.

1. <u>Dividends</u>.

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this <u>Section 1</u> shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this <u>Section 1</u>, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed 1 Preferred Stock, $0.4353 per share and with respect to the Series Seed 2 Preferred Stock, $1.3058 per share, subject in each case to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or (b) a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Preferred Liquidation Amount**"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or (ii) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be

3

paid to the holders of shares of Preferred Stock, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock, other than the Series Seed 1 Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Notwithstanding the foregoing, in no event shall either the sale of the Corporation's equity securities in a bona fide venture financing transaction for capital raising purposes or a Public Listing (as defined below) constitute a "Deemed Liquidation Event."

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except (i) as contemplated by such Deemed Liquidation Event or to discharge expenses incurred in connection with such Deemed Liquidation Event; or (ii) in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis, notwithstanding Section 242(b)(2) of the General Corporation Law.

3.2 Directors.

3.2.1 Election of Directors. The holders of record of the shares of the Series Seed 2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"); provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2.1 (and to the extent any such directorships are not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2.1), then any directorship not so filled shall remain vacant until such time as the holders of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of (i) a majority of the shares of Common Stock, exclusive of any Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) a majority of any other class or series of voting stock (including the Preferred Stock and any Common Stock issued or issuable upon conversion thereof), each voting as separate classes, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2.1, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.1.

3.2.2 Director Voting. Notwithstanding anything in Section 3.2.1 or elsewhere in this Amended and Restated Certificate of Incorporation to the contrary, each director in office shall in all cases be entitled to cast one (1) vote on all matters presented to the board of directors; provided, however, that if there is a vacancy on the board of directors such that less than all of the Common Directors entitled to be elected by the holders of the Common Stock are then serving, then a Common Director designated by the holders of a majority of Common

Stock entitled to elect the Common Directors or, in the absence of such designation, the Corporation's chief executive officer, to the extent the chief executive officer is also a Common Director, shall be entitled to cast a number of additional votes on all matters presented to the board of directors equal to the number of vacant or unfilled seats allocated to the Common Directors, while all other members of the board of directors shall be entitled to one (1) vote on each matter presented to the board of directors. Each reference in this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation to a majority or other proportion of the director with respect to the requisite vote for action by directors or the board of directors or its committees shall refer to a majority or other proportion, as applicable, of the votes entitled to be cast by such directors. Each reference in this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation to a majority or other proportion of the directors with respect to the establishing a quorum for meetings of the board of directors or its committees shall refer to a majority or other proportion, as applicable, of the number of votes entitled to be cast by directors then serving on the board of directors; provided that, pursuant to Section 141(b) and Section 141(d) of the Delaware General Corporation Law, in no event shall the presence of directors holding less than one-third (1/3) of the total voting power of the total number of directors constitute a quorum.

3.3 Preferred Stock Protective Provisions. At any time when at least 2,875,084 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event (whether in the form of a merger, consolidation or otherwise) or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock, provided that the consummation of a Pari Passu Financing (as defined below) shall not constitute an amendment that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 except in connection with a Pari Passu Financing, (i) create, or authorize the creation of, or reclassify any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 except in connection with a Pari Passu Financing, increase the authorized number of shares of Preferred Stock or Common Stock;

3.3.5   except in connection with a Pari Passu Financing, increase or decrease the size of the Board of Directors of the Corporation;

3.3.6   except in connection with a Pari Passu Financing, increase shares reserved for issuance under any employee stock or option plan;

3.3.7   reclassify, purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, or (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service; or

3.3.8   cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the Preferred Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

As used herein,

"**Pari Passu Stock**" shall mean capital stock which (A) has none of the following rights, preferences or privileges: (1) a liquidation preference that is (i) paid prior to the Preferred Stock or (ii) greater than the associated original issue price associated with such capital stock, (2) a participation feature that would allow such security to receive both (i) the liquidation preference associated with such security and (ii) a portion of the distribution of the remaining assets of the Corporation in a Deemed Liquidation Event after payment of all liquidation preferences to the holders of Preferred Stock, (3) the right to cause such new securities to be mandatorily redeemed by the Corporation (4) dividend rights that are senior to, or are in a percentage amount greater than, the dividend rights held by the Preferred Stock, (5) conversion rights which, at issuance, convert into more than one share of capital stock or differ materially from the conversion rights applicable to the other then-existing shares of capital stock, (6) the right to elect (or designate for election) more than one (1) director of the Corporation or (7) the right to elect (or designate for election) a director who has more than one (1) vote.

"**Pari Passu Financing**" shall mean the issuance and sale of Pari Passu Stock by the Corporation which does not disproportionately and adversely affect the rights or preferences of any series of Preferred Stock (except to the extent the holders holding a majority of such series have expressly consented to such disparate and adverse treatment). For the avoidance of doubt, a sale and issuance of Pari Passu Stock shall be deemed to disproportionately and adversely affect the rights of such series if such financing shall adversely impact the then-existing rights of any series of Preferred Stock to (i) consent to the waiver of the treatment of any transaction as a Deemed Liquidation Event with respect to such series of Preferred Stock pursuant to the first sentence of Section 2.3.1, (ii) elect any director then elected by such series of Preferred Stock pursuant to Section 3.2, (iii) participate in the right to vote, together with any other series of

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Preferred Stock, for the matters set forth in Section 3.3 (it being understood that the dilution of the voting power of any series of Preferred Stock shall not itself constitute such adverse impact), (iv) adversely modify or amend the scope of the matters set forth in Section 3.3, (v) consent to the waiver of the anti-dilution protections of such series of Preferred Stock pursuant to Section 4.4.2, (vi) adversely modify or amend the anti-dilution protections pursuant to Section 4.4.2 or (vii) participate in the right to vote, together with any other series of Preferred Stock, for the matters set forth in Section 5.1 (it being understood that the dilution of the voting power of any series of Preferred Stock shall not itself constitute such adverse impact).

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to (i) the Series Seed 1 Preferred Stock shall initially be equal to $ 0.4353 and (ii) the Series Seed 2 Preferred Stock shall initially be equal to $1.3058. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment.   Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes.   The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4.   The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1   Special Definitions.   For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   as to any particular series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the

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conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation; or

(ix)   shares of Common Stock issued pursuant to a Qualified Public Listing.

(b)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)   "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed 2 Preferred Stock was issued.

4.4.2   No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from a majority of the then-outstanding shares of such series of Preferred Stock that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock; provided, however, that if the holders of a majority of then-outstanding shares of Series Seed 2 Preferred Stock waive an adjustment in the Conversion Price pursuant to this Section 4.4.2, the holders of Series Seed 1 Preferred Stock shall be deemed to have also waived such adjustment with respect to the Series Seed 1 Preferred Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of

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Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Section 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events.   All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate as calculated pursuant to Subsection 4.1.1, and such shares may not be reissued by the Corporation, (a) immediately prior to the closing of the sale of shares of Common Stock (i) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with such offering of Common Stock listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (an "*IPO*") (ii) resulting in at least $50,000,000 of gross proceeds to the Corporation ((i) and (ii) collectively, a "*Qualified IPO*"); (b) immediately prior to the effectiveness of the registration statement under the Securities Exchange Act of 1934, as amended, in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities) resulting in at least $50,000,000 of net proceeds to the Corporation or any selling stockholders (a "*Direct Listing*"); (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "*SPAC*"), in which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, immediately following the consummation of such transaction or series of related transactions, and the SPAC or successor entity receives unrestricted net cash proceeds of at least $50,000,000 (the "*SPAC Transaction*" and together with a Qualified IPO and a Direct Listing, a "*Qualified Public Listing*" and an IPO (including a Qualified IPO), a Direct Listing and a SPAC Transaction, collectively, a "*Public Listing*"); or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"). Upon automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock immediately prior to a SPAC Transaction pursuant to clause (c) of the first sentence of this Subsection 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 5</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Section 5.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Section 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. <u>Redemption</u>. The shares of Preferred Stock shall not be redeemable by any holder thereof.

7. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. <u>Waiver</u>. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to applicable law) outside the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.]

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(signature page follows)

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 12th day of August, 2021.

By: /s/ Matthew See
        Matthew See, President



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Unlock the path to homeownership

Lighthouse is a rental marketplace currently servicing four major metros in Texas. With a focus on providing cashback on rent, we've grown to become a $6.6 million revenue ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



LIGHT HOUSE
Find
apartmen
that pay you

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

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$1.30 Per Share

RAISED ⓘ **$0**	INVESTORS **---**
MIN INVEST ⓘ **$398.88**	VALUATION **$23M**

REASONS TO INVEST



- Lighthouse pioneers a unique cash back system, empowering renters to save for homeownership in a $2.5 trillion market, offering unparalleled financial benefits.
- By acquiring UMoveFree in Jan 2023, Lighthouse reached scale faster than anticipated and had 10% YoY growth as a combined business from a larger base.
- Founders Matt See (former investor at Dodge & Cox) and Alan Chang (former executive at Airbnb and co-founder of Chickenow), form a dynamic leadership team propelling Lighthouse into uncharted territories in the rental and real estate space.





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
2021 Fillmore St. #132
San Francisco, CA 94115

WEBSITE
View Site

Lighthouse is a rental marketplace currently servicing four major metros in Texas. With a focus on providing cashback on rent, we've grown to become a $6.6 million revenue company as of 2023 after acquiring UMoveFree, with the ambition to extend our services nationwide, and tackle the affordable housing challenge head-on.

TEAM







Matt See
CEO, Co-Founder

Matt is an investor turned operator. Prior to Lighthouse, Matt was an associate at Dodge & Cox, a long-only fund based in San Francisco. Matt received his B.S. of Economics degree from the Wharton School at the University of Pennsylvania. Matt splits his time between Dallas & San Francisco.





Alan Chang
Co-Founder & Director

Previously, I was the first employee for Airbnb Asia, where I led market expansion in the region and was responsible for managing Airbnb's business in Northeast Asia. Afterward, I relocated to San Francisco to help launch Experiences, where I was responsible for local operations, international expansion, and the incubation of new experience categories. I closed my career at Airbnb as an early member of the Airbnb Social Impact team, where I led host operations for Open Homes - a program that provides free housing to people in need.

Before Airbnb, I co-founded Chickenow, a national quick-service restaurant chain, and was responsible for real estate and operations. In four years, I helped grow the business from 0 to 50 stores.

I earned a BBA in Finance and Accounting from the University of Miami.



TERMS
Lighthouse

Overview

PRICE PER SHARE
$1.30

VALUATION
$23M

DEADLINE ⓘ
Jan. 2, 2024 at 5:08 PM PST

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$398.88

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.72

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
11,538

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
949,999

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

What is a Equity Offering?

Combo/Avid Investor Perk

Invest $1,000+ within the first 48 hours and receive 2% bonus shares

Invest $10,000+ within the first 48 hours and receive 10% bonus shares

Invest $1,000+ within the first two weeks and receive 1% bonus shares

Invest $10,000+ within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive $25 cash bonus

Tier 2 Perk — Invest $1000+ and receive $50 cash bonus

Tier 3 Perk — Invest $5,000+ and receive $50 cash bonus + 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive $100 cash bonus + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive $100 cash bonus + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive $100 cash bonus + 15% bonus shares

The 10% StartEngine Owners' Bonus

Lighthouse will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $130. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

PRESS

Upwork

How Independent Talent Helps Lighthouse Share the Wealth With Renters

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Open Scout

What People Are Building!

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Stytch

Lighthouse

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Heymarket

Lighthouse Uses Heymarket to Deepen Lead Connections and Close Deals

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Consumer VC Club

Matt See, Co-Founder and CEO, Lighthouse

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